                                  EXHIBIT 16.1




March 20, 2003

Securities and Exchange Commission
Mail Stop 11-3
450 5th Street, N.W.
Washington, D.C. 20549

Dear Sirs/Madams:

            We have read Item 4 of Essential Reality, Inc.'s Form 8-K dated March 13, 2003, and have the following comments:

          1. We agree with the statements made in the first and third sentences of paragraph one and all of paragraphs 2, 3, 5 and 6.

          2. We have no basis on which to agree or disagree with the statements made in the following sentences:

               a. "On the Termination Date, the Company engaged Stonefield Josephson, Inc. ("Stonefield") to serve as the Company's new principal independent accountant."; and

               b. "We have not consulted with Stonefield regarding the application of accounting principles to a specific completed or contemplated transaction, or the type of audit opinion that might be rendered on our financial statements."


Yours truly,

/s/ Deloitte & Touche, LLP